EXHIBIT 21.1

SUBSIDIARIES OF NETLIST, INC.

Each of the following is a wholly owned direct subsidiary of Netlist, Inc.:

Entity Name	Jurisdiction of Organization
Netlist Electronics (Suzhou) Co., Ltd	People’s Republic of China
Netlist HK Limited	Hong Kong
Netlist Luxembourg S.a r.l.	Luxembourg